Nuveen Asset Management

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

January 8, 2010

OVERNIGHT DELIVERY AND EDGAR

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Insured Tax-Free Advantage Municipal Fund

Registration Statement on Form N-2

File Nos. 333-163054 and 811-21213

Dear Mr. Grzeskiewicz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Insured Tax-Free Advantage Municipal Fund (the “Fund”) hereby requests acceleration of the effective date of post-effective amendment no. 1 to the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on January 12, 2010 or as soon thereafter as practicable.

Sincerely,

NUVEEN INSURED TAX-FREE ADVANTAGE MUNICIPAL FUND

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary